Exhibit 99.1

ANGHAMI SIGNS GLOBAL ARAB MEGASTAR AMR DIAB EXCLUSIVELY ON HIS PAST AND UPCOMING MUSIC

Strategic move emphasizes Anghami’s commitment to providing exclusive and original Arabic content to users around the world.

Amr Diab’s extensive collection of hits under his own label Nay and all upcoming audio & video releases will be made available Exclusively for free on Anghami in a multi-year deal.

Abu Dhabi, UAE – February 24, 2022: Amr Diab, the Global Arab megastar and all-time best-selling Middle Eastern artist, is moving exclusively to Anghami.

Anghami Inc. (“Anghami”) (NASDAQ: ANGH) the leading music streaming and entertainment platform in the Middle East and North Africa (MENA), announced today an exclusive partnership that will see the legendary Arab singer’s entire Nay Label audio and video catalog and future releases available only on Anghami.

Amr Diab, the most streamed Arab singer across the world, is Anghami’s #1 artist, with close to 1 billion streams. This strategic move, which aims to further differentiate Anghami’s vast selection of music and podcasts, will now allow fans to enjoy Amr Diab’s extensive collection of own label hits as well as future albums and music videos, exclusively on Anghami, at no charge.

The announcement comes just weeks after Anghami’s historic listing on the US Nasdaq Stock Market, in which Anghami became the first Arab tech company to become a publicly traded company. With the acquisition of Nay’s existing repertoire, as well as all of Amr Diab’s upcoming releases, Anghami will strengthen its position as the ultimate destination for lovers of the megastar’s unique composing style and melodic voice – attributes that have taken him to the top of the charts and made him one of the only Arab artists to reach international fame, with his hits performed and loved all around the world. The deal marks the start of a long and strategic partnership between both parties.

“I am very excited about this new venture, which will allow me to better connect with my fans and reach new music lovers around the world. I chose Anghami because it’s a local platform that has made it internationally and is proudly showcasing Arab culture to the world. I share Anghami’s vision in developing strong local talent and making their voice heard globally,” said Amr Diab. “This partnership doesn’t stop here – it is the beginning of a much bigger strategic collaboration with Anghami; together we will make some noise!” continues Amr Diab.

“Anghami provides its users with an extensive ecosystem of music, videos, podcasts, events and more – it also empowers creators to curate and share their voice with the world. We feel both privileged and honored to partner up with the one and only global Arab megastar Amr Diab and reward fans with his wealth of own label and future music, now available exclusively on Anghami. We are committed to providing the best and unique experience to our users and to supporting the local creator community to unlock its full potential, allowing Arabic content to reach the world,” said Eddy Maroun, Co-Founder and Chief Executive Officer of Anghami. “We will continue to invest in original and exclusive content,” he added.

“We want to provide our users around the world with the best content, and, in addition to offering all international music and podcasts, we are committed to leading on Arabic content and taking it to the global stage. Signing a multi-year exclusive license agreement with the top Arabic star is only the beginning of our commitment. Amr Diab’s audio and video content will not be accessible on any other streaming platform, and will be made available only for Anghami users for free,” said Mary Ghobrial, Anghami’s Chief Strategy and Operations Officer.

Amr Diab has achieved wide acclaim by creating a unique style that has been termed ‘Mediterranean music’ due to its blend of Western and Egyptian rhythms. As a result, he has become extremely popular throughout the Mediterranean as well as the MENA region. Acknowledged as the first Arab and Middle Eastern artist to start producing high quality music videos, Diab became the first Egyptian and Middle Eastern performer to have a number one hit on the Billboard World Albums Charts.

To listen to Amr Diab’s extensive Nay Label audio and video catalog and all upcoming releases for free, download the Anghami app now.

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About Anghami Inc.

The first, most established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music and entertainment, creating artists, and connecting people. With its extensive eco-system of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising 72 million songs and licensed content from leading Arabic labels, independent artists, and distributors, available for 75 million registered users. Anghami has established 40+ Telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with and featuring music from major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network and is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA and has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s registration statement on Form F-4 (File No. 333-260234) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 16, 2021, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.